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Exhibit 99.(a)(5)(L)

Nordic Telephone Company ApS makes preliminary announcement that it owns or has received tenders representing approximately 85.5% of TDC's Share Capital

Nordic Telephone Company reduces Minimum Condition to 85.0% and extends Offer Period to Friday 20 January 2006 (06.01 a.m. Central European Time, 00.01 a.m. New York City time) to comply with U.S. Securities Law Requirements

Copenhagen, Denmark, 12 January 2006

Nordic Telephone Company ApS ("NTC") is pleased to announce that a preliminary count of delivered acceptances shows that, as of approximately 00.01 a.m. Central European Time on 12 January 2006, it owned or had received valid acceptances in respect of approximately 85.5% of the shares of DKK5 each (the "TDC Shares") of TDC A/S ("TDC"), including TDC Shares represented by approximately 2.3 million tendered and not withdrawn American Depositary Shares, each representing one-half of one TDC Share (the "TDC ADSs") (approximately 0.1 million of which have been tendered through guaranteed delivery procedures) in its tender offer (the "Tender Offer") for all TDC Shares and TDC ADSs at an offer price of DKK382 per TDC Share and the U.S. dollar equivalent of DKK191 per TDC ADS in cash, without interest and subject to adjustment as described in NTC's Offer Document dated 2 December 2005 relating to the Tender Offer (the "Offer Document"; capitalised terms used but not defined in this announcement have the meanings assigned to them in the Offer Document). NTC notes that these are approximate, preliminary figures, and that, due to the difficulties of ascertaining the numbers of TDC Shares and TDC ADSs that have been tendered, the actual numbers of TDC Shares and TDC ADSs tendered may be higher or lower than these figures.

In light of this level of acceptances, NTC is reducing the Minimum Condition applicable to the Tender Offer so that it is a condition to the Tender Offer that at the end of the extended Offer Period, NTC owns or has received valid acceptances of the Tender Offer in respect of an aggregate of at least 85.0% of the Share Capital and Votes.

In order to satisfy U.S. federal securities law requirements in connection with this reduction of the Minimum Condition, the Tender Offer is being extended for all holders of TDC Shares and TDC ADSs and now expires on 20 January 2006 (06.01 a.m. Central European Time, 00.01 a.m. New York City time). Holders of TDC Shares and TDC ADSs who have not already tendered their TDC Shares or TDC ADSs and who wish to accept the Tender Offer are encouraged to tender their TDC Shares or TDC ADSs before the close of business on 19 January 2006 in order to ensure timely acceptance of the Tender Offer. Based upon this extended expiration date, upon a successful completion of the Tender Offer, NTC will announce the result of the Tender Offer no later than 25 January 2006 and settle and pay for tendered TDC Shares and TDC ADSs no later than 1 February 2006.

Kurt Björklund from NTC commented, "Shareholders have reacted very positively toward NTC's tender offer and we are extremely pleased with the result of the tender offer so far. NTC remains confident it will be able to acquire 100% of TDC and encourages all shareholders and holders of TDC ADSs to tender. We are looking forward to working with the management of TDC and building further on the strategies announced by TDC management for the benefit of the company, its employees and customers."

As described in the Offer Document, NTC expects to continue the strategy publicly announced by TDC with respect to: its integrated Nordic mobile, fixed line, cable and broadband delivery; capitalizing on the growth in mobile and broadband markets; its plans for personnel (including employment terms); and the continued development of its Swiss operations.

NTC intends to take such actions as it deems appropriate in order to be able to implement the Compulsory Acquisition as soon as practicable after a successful completion of the Tender Offer, including, among other actions NTC may pursue, seeking to convene an EGM and voting the TDC Shares held by NTC in favour of the resolutions necessary to implement the Compulsory Acquisition. A Compulsory Acquisition following the Tender Offer requires either (a) the affirmative vote of 90% or more of the votes cast and of the share capital represented with the right to vote at an extraordinary general meeting of TDC (the

"EGM") adopting an article in the articles of association of TDC providing for the Compulsory Acquisition, or (b) the ownership of more than 90% of the shares and the votes thereon enabling the shareholder to invoke the Compulsory Acquisition pursuant to the Danish Companies Act Sections 20b or 20e.

Following a successful completion of the Tender Offer, NTC will control TDC, subject to the rights of minority shareholders under the Danish Companies Act. For example, NTC would be able to control the board of directors and decide on any future dividends, and could generally amend the articles of association of TDC.

As further described in the Offer Document, following a successful completion of the Tender Offer, in addition to seeking to implement the Compulsory Acquisition, NTC intends to seek to terminate TDC's listing on the New York Stock Exchange and, if permitted to do so under applicable Danish law and regulation, the Copenhagen Stock Exchange. Also, if permitted by applicable law, NTC intends to seek to terminate the registration of the TDC ADSs under the U.S. Securities Exchange Act of 1934, in which event TDC would no longer be required to make filings with the U.S. Securities and Exchange Commission (the "SEC") or comply with the SEC's rules relating to publicly held companies. In addition, the purchase of TDC Shares and TDC ADSs pursuant to the Tender Offer, among other things, will reduce the number of shareholders and holders of TDC ADSs and the number of TDC Shares and TDC ADSs that might otherwise trade publicly. This could adversely affect the liquidity and market value of any TDC Shares or TDC ADSs that are not tendered.

In connection with the reduction of the Minimum Condition, Nordic Telephone Company Holding ApS and Nordic Telephone Company Finance ApS have entered into amended Credit Facilities that contemplate this reduction, but otherwise are on substantially the same terms and conditions as those described in the Offer Document.

Following the consummation of the Tender Offer, NTC intends to facilitate the refinancing of amounts outstanding under the senior facilities agreement of Nordic Telephone Company Holding ApS, including through interim dividends. TDC would be expected to finance these dividends under certain refinancing facilities to which TDC would become a party after completion of the Tender Offer. After these refinancing transactions, TDC would have a significant amount of financial debt, which could, among other things, reduce TDC's financial and operating flexibility in the future.

As previously disclosed in the Offer Document, NTC may, following the Tender Offer, decide to make other changes to TDC's capital structure or corporate organization in order to streamline or refinance debt of the TDC group and/or TDC and its subsidiaries or for other purposes. Such changes could be effected by merger or any other form of corporate reorganization that may be possible under Danish law.

Shareholders and holders of TDC ADSs who have not yet submitted the relevant acceptance form, can use the relevant form included in or delivered with the Offer Document. Copies of the Offer Document and acceptance forms are also available free of charge for collection from Innisfree M&A Incorporated (Toll Free: +1 877 825 8631) in the United States, from Lake Isle M&A Incorporated in Europe (Toll Free: +00 800 7710 9971), from Nordea Bank Danmark A/S (email: prospectus@nordea.com) and from the website of NTC (http://www.nordictelephone.dk).

For more information please contact:

Nordic Telephone Company ApS

Danish press Prospect Peter Gustafson Tel: +45 33 73 00 88 Fax: +45 33 73 00 81 E-mail: pgu@prospect.dk	International press Finsbury Edward Orlebar Tel: +44 (0)20 7251 3801 Fax: +44 (0)20 7251 4112 E-mail: edward.orlebar@finsbury.com

Additional Information

Possible Purchases outside of the Tender Offer

NTC has obtained exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or financial institutions on its behalf) to make purchases of TDC shares outside of the Tender Offer from and after the first public announcement of the Tender Offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal Danish market practice, NTC, or its nominees, or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, TDC shares outside the United States, other than pursuant to the Tender Offer, before or during the period in which the Tender Offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Information about such purchases will be disclosed as required by applicable securities laws.

After a successful completion of the Tender Offer, NTC may also make purchases of, or otherwise acquire, TDC Shares or TDC ADSs from time to time in the open market, in private transactions, in a new tender offer, through merger or by any other means NTC considers appropriate, subject to compliance with applicable laws and regulations.

Note regarding forward-looking statements

This news release contains "forward-looking statements." Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the expected future business of TDC resulting from and following the proposed transaction. These statements are based on the current expectations of NTC's management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. NTC does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important information

The Offer Document, including the acceptance form, has been distributed to TDC's registered shareholders by TDC, except shareholders resident in jurisdictions in which the Tender Offer or the acceptance hereof would be contrary to applicable law.

This news release should be read in conjunction with the entire Offer Document and the other related documents described in the Offer Document including any accompanying documents, for a more complete description of the terms and conditions of the Tender Offer.

NTC may further extend the offer period one or more times in accordance with applicable Danish laws and U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof applicable to the tender offer. Notification of any such extension will be announced by NTC through the Copenhagen Stock Exchange and by means of a press release through the Dow Jones news service and/or PR Newswire in accordance with applicable Danish laws and applicable U.S. laws, rules, regulations and interpretations of the SEC and the staff thereof.

This news release does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Tender Offer or otherwise. The Tender Offer is made solely by means of the Offer Document and the documents accompanying the Offer Document (including the Form of Acceptance and the Letter of Transmittal), which contains the full terms and conditions of the Tender Offer, including details of how the Tender Offer may be accepted. In the United States, NTC and the other filing parties have filed a Tender Offer Statement containing the Offer Document and other related documentation with the U.S. Securities and Exchange Commission (the "SEC") on Schedule TO and TDC has filed a Solicitation/Recommendation Statement with the SEC on Schedule 14D-9. Free copies of the Schedule TO, the Schedule 14D-9 and the other related documents in connection with this Offer are available on the SEC's website at http://www.sec.gov. Information will be available for a period on the Copenhagen Stock Exchange website (http://www.cse.dk) and thereafter in its password restricted database. Copies of the Offer Document and the forms of acceptance are made available on NTC's website www.nordictelephone.dk. The Offer Document and the related documents are available to all TDC shareholders at no charge to them. TDC shareholders are advised to read the Offer Document and the related documents because they contain important information. TDC shareholders in the United States are also advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement because these documents contain important information.

The availability of the Tender Offer to TDC shareholders who are not resident in and citizens of Denmark or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

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  Exhibit 99.(a)(5)(L)